[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 30, 2014

John M. Ganley
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Floating Rate Income Strategies Fund, Inc.
File Nos. 333-194573 & 811-21413

Dear Mr. Ganley:

Thank you for your comment letter, dated April 11, 2014, regarding the registration statement on Form N-2 filed by BlackRock Floating Rate Income Strategies Fund, Inc. (the “Fund”) on March 14, 2014 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS:

Item 1. Outside Front Cover (page I-1)

Comment 1
The first sentence of the second paragraph under Item 1.b. states that the Fund seeks to invest “under normal circumstances, at least 80% of its Managed Assets (as defined herein) in floating rate debt securities . . . .” Please revise the parenthetical to provide a more specific cross-reference indicating where the term “Managed Assets” is defined.

Response 1	The Fund has revised the parenthetical as requested.

Comment 2
The second sentence of the second paragraph under Item 1.b. provides that the Fund may invest in debt securities and loans that are rated below investment grade. Please revise the disclosure to explain that “below investment grade” securities are commonly referred to as “junk bonds”.

Response 2	The Fund has revised the disclosure to explain that “below investment grade” securities are commonly referred to as “junk bonds” as requested.

Securities and Exchange Commission
April 30, 2014

Comment 3	The third paragraph states that the Fund may invest directly in floating rate debt securities or synthetically through the use of derivatives. Please address each of the following:

(a)
Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/
ici073010.pdf.

Response 3(a)
In drafting disclosure regarding derivative transactions in the Fund’s Prospectus, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

(b)
If the Fund intends to count derivatives toward the Fund’s 80% policy, please state that the derivatives will have similar economic characteristics to floating rate debt securities. See Investment Company Act Release No. 24828, at note 13 (Jan. 17, 2001). In addition, please explain to us how derivatives will be valued for purposes of the 80% policy and for purposes of calculating Managed Assets to determine the management fee. We may have additional comments after reviewing your response.

Response 3(b)
With respect to the Fund’s 80% policy, the Fund may invest directly in floating rate debt securities or synthetically through the use of derivatives, as disclosed on page I-15 of the Registration Statement. In calculating the Managed Assets of the Fund, derivatives instruments are valued at their market value, or, in cases where market value is not available, at fair value, as determined in accordance with the valuation policies and procedures adopted by the Board of Directors of the Fund. To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating Managed Assets.

(c)
Please note that to the extent the Fund enters into a derivative contract, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please disclose in an appropriate location of the registration statement an explanation as to how the Fund will segregate assets to meet its obligations under Section 18 of the Investment Company Act of 1940 (the “Investment Company Act”). Please include an affirmative statement that if the Fund sells credit default swaps or

Securities and Exchange Commission
April 30, 2014

credit default index swaps, it will segregate the full notional value of the swap agreement. Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 3(c)
The Registration Statement discloses how the Fund will segregate assets to meet its obligations under Section 18 of the Investment Company Act on page II-30 under the caption “Leverage”. The Fund confirms that as the seller (writer) of a credit default swap, the Fund would set aside cash or liquid assets in an amount at least equal to the notional value of the swap, less any amounts owed to the Fund under such swap. The Fund is mindful of the concept release regarding derivatives and the prospect of future guidance related to derivatives.

Item 3. Fee Table and Synopsis (Page I-3)

Comment 4	Please delete the parenthetical “(including interest expense)”, which appears after the caption “Total annual expenses”.

Response 4	The Fund has deleted the parenthetical as requested.

Comment 5
Please delete the last two lines of the fee table and the corresponding footnotes. Those lines show the amount of a voluntary fee waiver and the total expenses after the fee waiver. Only contractual fee waivers may be presented in the body of the fee table. See Instruction 3.e. to Item 3 of Form N-1A.

Response 5	The Fund has deleted the last two lines of the fee table as requested.

Comment 6
Page I-18 of the prospectus indicates that the Fund may engage in short sales of securities. Please confirm that the Fund discloses the expenses associated with short sales (e.g., interest and dividends paid on short sales) in the fee table as “Other Expenses.” See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.108.j. (May 1, 2013).

Response 6	The Fund confirms that interest and dividends paid in connection with short sales, if any, are reflected in the fee table as “Other Expenses.”

Securities and Exchange Commission
April 30, 2014

Distributions (Page I-8)

Comment 7
This section provides that the Fund intends to make monthly distributions of net investment income and annual distributions of any capital gains. If the Fund expects to make return of capital distributions, please disclose that expectation in this section and explain the consequences of return of capital distributions, i.e., that the distribution is a return of the shareholder’s original investment (which though not currently taxable will lower his or her basis in the Fund, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Fund shares, even if sold at a loss to the shareholder’s original investment).

Response 7	The Fund has added an explanation of the consequences of return of capital distributions as requested.

Special Risk Considerations (Page I-9)

Comment 8	This section identifies each of the risks of an investment in the Fund. Please provide in this section a brief description of each principal risk of investing in the Fund.

Response 8	The Fund has added a brief description of each principal risk of investing in the Fund as requested.

Subsidiary (Page I-20)

Comment 9
This section states that the Fund wholly owns FRA Subsidiary, LLC, a Delaware-domiciled entity. This section further states that the Subsidiary is a taxable entity and that its assets are managed by the Investment Advisor subject to the same investment policies and restrictions that apply to the Fund. We note that the Fund’s shareholder report for the fiscal year ended August 31, 2013 discloses that the financial statements of the Subsidiary are consolidated with the financial statements of the Fund. Please respond to the following comments concerning the Subsidiary in which the Fund invests.

(a)
Disclose that the advisory arrangement among the Fund, the Subsidiary and the Investment Advisor complies with Section 15 of the Investment Company Act. Please file the advisory agreement concerning the Subsidiary as an exhibit to the registration statement.

Response 9(a)
The Subsidiary is organized as a Delaware limited liability company and taxed as a corporation for Federal income tax purposes. The Subsidiary’s limited liability company agreement provides that the business and affairs of the Subsidiary shall be managed by the Investment Advisor, as the manager of the Subsidiary within the meaning of the Delaware Limited

Securities and Exchange Commission
April 30, 2014

Liability Company Act, subject to the supervision of the Board of Directors of the Fund. The Subsidiary is not party to an advisory agreement. The Investment Advisor does not receive separate compensation from the Subsidiary for providing investment management or administrative services. The Fund can remove the manager of the Subsidiary at any time.

(b)	Disclose that the Subsidiary complies with the provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

Response 9(b):
We have been informed by representatives of the Fund and added disclosure to the effect that the Subsidiary does not make investments that Section 17 of the Investment Company Act would prohibit the Fund or the Subsidiary from making. The Fund has added disclosure that State Street Bank and Trust Company serves as the Fund’s custodian and as the Subsidiary’s custodian.

(c)
Disclose in the discussion of investment strategy the Fund’s investment through a wholly-owned subsidiary. Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

Response 9(c)
The assets of the Subsidiary and the assets of the Fund, taken as a whole, will be subject to the same investment strategies, as described on page I-20 of the Registration Statement. The Subsidiary has no investment strategies that differ from those of the Fund. As a result, no additional principal investment strategy or risk disclosure is required.

(d)	Confirm to us that the Subsidiary’s expenses, including tax expenses, are included in the Fund’s fee table.

Response 9(d)	We have been informed by representatives of the Fund that the Fund’s fee table includes the Subsidiary’s expenses.

(e)	Please ensure that the Subsidiary and its board of directors sign the Fund’s registration statement.

Response 9(e)
We respectfully disagree that the Subsidiary should sign the Registration Statement. The Subsidiary is not conducting a public offering of its securities. Nor does the chief part of the Fund’s business consist of the sale of its own securities and the purchase of securities of the Subsidiary, such that the Subsidiary is required to sign the registration statement pursuant to Rule 140 under the Securities Act of 1933 (the “Securities Act”). As disclosed in the Registration Statement, the Fund will invest no

Securities and Exchange Commission
April 30, 2014

more than 25% of its assets in the Subsidiary. The 25% limit is the maximum amount the Fund may invest in the Subsidiary, not a required minimum. In fact, the Fund currently only invests approximately 0.27% of its assets in the Subsidiary and, depending on the Fund’s Advisors’ analysis of market conditions from time to time, may invest no assets in the Subsidiary. We are aware of no pronouncement by the Commission or its staff that an investment of as little as 25% of an issuer’s assets in a subsidiary causes the Subsidiary to be deemed to be engaged in a public offering of its securities under Rule 140. In fact, in the leading pronouncement on Rule 140, the Commission staff found that an issuer that was a pass-through entity (the “Primary Issuer”) could use up to 45% of the proceeds from an offering of its securities to purchase certificates issued by another issuer (the “ Underlying Issuer”) and that such an arrangement would not be deemed to require the Underlying Issuer to be engaged in a distribution of its securities under Rule 140.1 In light of the foregoing analysis, the Subsidiary has not signed the registration statement.

Item 25. Financial Statements and Exhibits (Page I-29)

Comment 10
The exhibit list indicates that an opinion and consent of counsel will be filed by amendment. Since the terms of the actual offerings from this registration statement have not yet been authorized by the Fund’s Board of Directors, please confirm that the Fund will file an unqualified legality opinion and related consent of counsel in a post-effective amendment with each takedown from this shelf registration statement. See SEC Division of Corporation Finance Staff Legal Bulletin No. 19, text at note 26 (Oct. 14, 2011).

Response 10
The Registration Statement is not structured as a “shelf” registration statement from which takedowns will be made by post-effective amendment. Rather, the Registration Statement and the unqualified legality opinion and related consent we will file in connection with Pre-Effective Amendment No. 1 to the Registration Statement will cover all of the securities registered by the Registration Statement, which will be offered on a continuous basis.

Comment 11
The power of attorney filed as Exhibit (s), which relates to 81 funds identified in a table attached to the power of attorney, does not appear to meet the requirement that a power of attorney “relate to a specific filing.” See Rule 483(b) under the Securities Act. If the next pre-effective amendment will be signed by power of attorney, please file as an exhibit a new power of attorney meeting the requirements of Rule 483(b).

1 FBC Conduit Trust I, 1987 SEC No-Act. LEXIS 2692 (Oct. 6, 1987).

Securities and Exchange Commission
April 30, 2014

Response 11
We believe the power of attorney filed as Exhibit (s) to the Registration Statement meets the requirements of Rule 483(b) under the Securities Act. Rule 483(b) states that a “power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Act.”

At the November 8, 2013 meeting of the Fund’s Board of Directors, the Investment Advisor described the at-the-market offering program (“ATM program”) proposed to be entered into by the Fund and certain other funds advised by the Investment Advisor and identified the Fund as one of the first two funds that it expected to recommend commence an ATM offering. At the November 8, 2013 meeting, the Board of Directors of the Fund authorized the Executive Committee of the Board of Directors of the Fund (the “Executive Committee”) to approve the actual filing of the ATM registration statement and approve the ATM program. Due to timing changes, the Fund’s Board of Directors, rather than just the Executive Committee, approved the Fund’s participation in the ATM program and the filing of the ATM registration statement at the February 28, 2014 meeting of the Board of Directors.

The power of attorney was executed in contemplation of a specific registration statement filing by the Fund and expressly refers to a “Registration Statement on Form N-2, allowing for delayed offerings pursuant to Rule 415” of the Securities Act and thus relates to a “specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Act” and therefore meets the requirements of Rule 483(b).

GENERAL COMMENTS:

Comment 12	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 12	In response to your comments, the Fund has made consistent revisions throughout the Registration Statement.

Comment 13
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 13
The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

Securities and Exchange Commission
April 30, 2014

Comment 14
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response 14	The Fund does not intend to omit information from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Comment 15	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 15
The Fund has submitted a no-action letter in connection with the Registration Statement. The Fund notes that the Fund’s investment adviser has submitted an application for an exemptive order pursuant to Section 6(c) of the Investment Company Act for exemption from Section 19(b) of the Investment Company Act and Rule 19b-1 thereunder to permit funds in the fund complex to distribute capital gains more frequently than once every twelve months. Although the Fund does not currently require exemptive relief to implement its distribution policy and therefore does not currently intend to rely upon the order, the applicants have requested that the order apply to all funds advised by the investment adviser, including the Fund, who choose to adopt a managed distribution policy in accordance with the order.

Comment 16	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response 16	FINRA has reviewed the proposed distribution terms and arrangements as set forth in the Registration Statement.

Comment 17
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response 17
Changes in response to your comments will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Comment 18
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since

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April 30, 2014

the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 18
The persons who are responsible for the accuracy and adequacy of the disclosure in the Registration Statement have reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/ Thomas A. DeCapo

Thomas A. DeCapo